UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of September 7, 2023

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant’s name into English)

Am Strande 7

18055 Rostock

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..⌧.. Form 40-F.◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Centogene N.V.

On September 7, 2023, Centogene N.V. (the “Company”) issued a press release reporting its financial results for the first half of 2023 and 2022. A copy of the press release is attached hereto as Exhibit 99.1.

Attached hereto as Exhibits 99.2 is also the unaudited condensed interim financial information of the Company for the first half of 2023 and 2022. The exhibit attached hereto is incorporated by reference herein.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended, or the Exchange Act.

Exhibit 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-234551) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTOGENE N.V.

Date: September 7, 2023

	By:	/s/ Jose Miguel Coego Rios
		Name:	Jose Miguel Coego Rios
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated September 7, 2023
99.2	Unaudited Condensed Consolidated Interim Financial Information as of and for the Second Quarter and First Half ended June 30, 2023

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